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Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Direct Dial Number 212-455-2948	Facsimile (212) 455-2502	E-Mail Address jkaufman@stblaw.com

August 23, 2005

VIA FEDERAL EXPRESS AND EDGAR

    Re:
    KKR Financial Corp.
    Registration Statement on Form S-11/A
    File No. 333-124135

Securities and Exchange Commissione
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey M. Ossias

Dear Mr. Ossias:

        On behalf of KKR Financial Corp. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated August 19, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-11/A filed on August 12, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-11/A filed August 12, 2005

Selling Stockholders, page 136

1.
To the extent you have not already done so, please identify the natural person who controls the investment decision for each of your selling stockholders that is a private entity and where the person's identity is not otherwise clear from the name of the entity.

        In response to the Staff's comment, the Company has revised the disclosure on pages 136 through 153.

2.
Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•
how long the selling shareholders have held the securities;

•
the circumstances under which the shareholders received the securities;

•
the selling shareholder's relationship to the issuer;

•
the amount of securities involved;

  •
  whether the sellers are in the business of underwriting securities; and

  •
  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

        In response to the Staff's comment, the Company respectfully submits to the Staff that the resale of shares of its common stock by one or more affiliates of broker-dealers is not an indirect primary offering for the reasons set forth below.

  1.
  How long the selling stockholders have held the securities.

        Of the 29 separate selling stockholders identified in the Registration Statement as affiliates of broker-dealers (the "Identified Selling Stockholders"), 27 of these entities purchased the securities in the Company's August 2004 private placement and have held the securities continuously since the date of purchase ("Original Holders"). The Original Holders are registering 9,805,825 shares of the Company's common stock in this offering. The remaining 2 Identified Selling Stockholders acquired their securities subsequent to August 2004 private placement pursuant to transactions in which the Company was not involved (such transactions taking place either via The PORTAL Market or in privately negotiated transactions) ("Subsequent Holders"). The Subsequent Holders are registering 198,225 shares of the Company's common stock in this offering.

        The Company submits that each of the Original Holders has demonstrably evidenced its assumption of the economic risk of investment through its continued holding of the shares for a period of more than one year. While the length of such holding period does not, in and of itself, establish that the shares were not purchased with a view towards distribution, the existence of this holding period is significant factual support for such an assertion.

  2.
  The circumstances under which the selling shareholders received the securities.

        As stated above, the Identified Selling Stockholders either (i) purchased the securities in the Company's August 2004 private placement in transactions that were exempt from registration either by purchasing from the initial purchasers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") or by purchasing directly from the Company pursuant to Rule 506 of Regulation D under the Securities Act or (ii) purchased securities in The PORTAL Market or in secondary market transactions in which the Company was not involved.

        In connection with this Registration Statement, each Identified Selling Stockholder provided the Company a written representation that the offered securities were purchased by such Identified Selling Stockholder in the ordinary course of business and that at the time of such purchase, such Identified Selling Stockholder had no arrangements or understandings, directly or indirectly, with any person to distribute such securities. Moreover, the Company does not have any information in its possession that would lead it to believe that any such written representation is incorrect.

  3.
  The selling shareholder's relationship to the issuer.

        Prior to the Company's August 2004 private placement, none of the Identified Selling Stockholders had a relationship with the Company. As noted in the Registration Statement, affiliates of certain of the Identified Selling Stockholders were underwriters of the Company's June 2005 initial public offering (initial registration statement filing date of April 15, 2005). Each of these Identified Selling Stockholders was an Original Holder, acquired the shares in August 2004 in the ordinary course of business and continues to hold such shares. Moreover, the underwriters of the Company's initial public offering completed the distribution of shares of the Company's common stock on June 29, 2005 and no affiliates of these Identified Selling Stockholders currently have an agreement or understanding with the Company to distribute any of the Company's securities.

        In addition, as noted in the Registration Statement, an affiliate of one Identified Selling Stockholder was the initial purchaser and placement agent for the Company's August 2004 private placement, as well as an underwriter of the Company's June 2005 initial public offering. This Identified Selling Stockholder was an Original Holder, acquired the shares in August 2004 in the ordinary course of business and continues to hold such shares. In addition, no affiliate of this Identified Selling Stockholder currently has an agreement or understanding with the Company to distribute any of the Company's securities.

        Other than as set forth above, no Identified Selling Stockholder has or has had any material relationship with the Company since its formation in July 2004.

  4.
  The amount of the securities involved.

        The Identified Selling Stockholders have registered 10,004,050 shares of the Company's common stock, representing 12.5% of the Company's outstanding shares of common stock as of July 31, 2005 and 23.0% of the number of shares that have been registered pursuant to the Registration Statement.

  5.
  Whether the sellers are in the business of underwriting securities.

        To the Company's knowledge, none of the Identified Selling Stockholders are in the business of underwriting securities. As noted in the Registration Statement, certain affiliates of the Identified Selling Stockholders acted as underwriters in the Company's initial public offering and the affiliate of one Identified Selling Stockholders acted as initial purchaser and placement agent for the Company's August 2004 private placement. However, the distribution of the securities in each of these offerings has been completed and there is no agreement or understanding for any future distributions of the Company's securities by any affiliate of an Identified Selling Stockholder.

  6.
  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

        As stated above, the Identified Selling Stockholders have no, and have not had any, prearranged agreement or understanding with the Company with respect to the distribution of the Company's securities that are included in the Registration Statement. The Company completed the initial private placement of its common stock in August 2004. Pursuant to a registration rights agreement entered into in connection with the private placement, the Company agreed that for the benefit of the holders of shares of the Company's common stock sold in the private placement the Company would file this Registration Statement providing for the resale of such shares. However, the Company has no control over whether the Identified Selling Stockholders actually register the shares of common stock received in the private placement or ever sell the common stock into the public markets. Furthermore, the Company will not receive any proceeds from the Identified Selling Stockholders' sale of the Company's common stock. The Identified Selling Stockholders are arms-length purchasers who had no prior relationship with the Company at the time such Identified Selling Stockholders purchased the securities. Accordingly, the Company maintains that based on all the circumstances it does not appear that the Identified Selling Stockholders are acting as conduits for the issuer.

        In sum, the Company respectfully submits that an analysis of the six factors above, including an examination of the totality of the circumstances, evidences that that the resale of shares of its common stock by one or more of the Identified Selling Stockholders should not be considered an indirect primary offering.

* * * * * * *

        Please call me (212-455-2948) or Andrew J. Sossen (212-455-7275) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
Joseph H. Kaufman

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Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Form S-11/A filed August 12, 2005